Exhibit 21.1

Subsidiaries of the Registrant
The following is a list of consolidated subsidiaries of Capital Bancorp, Inc., the names under which such subsidiaries do business, and the jurisdiction in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of Capital Bancorp, Inc.
Name	Jurisdiction of Organization
Capital Bank, NA	United States
Church Street Capital, LLC	Maryland
Capital Bancorp Statutory Trust I	Delaware